News Release

First Half Production Report
25 April 2006

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Lonmin today announces its production report for the first half to 31 March 2006.

Brad Mills, Chief Executive said:

"Our mining operations had a record six months to 31 March 2006 producing 501,827 ounces of Platinum and 977,352 ounces of total PGMs in concentrate for despatch to the Process Division. As a result of the 27 day shutdown for the planned rebuild of the number one furnace sales for the half were 413,030 ounces of Platinum and 802,766 ounces of total PGMs. We continue to expect our mining operations to produce around 1 million ounces of Platinum for the 2006 fiscal year. In early April we shut down our number one furnace for 11 days to repair a leak. The Smelter is now fully repaired and once again running at full capacity. As a result of this outage, we currently believe that sales of Platinum for the full year will be around 970,000 to 980,000 ounces."

Mining

				Six months to 31 March 06	Six months to 31 March 05
Tonnes milled*	Marikana	Underground	(000)	5,739	5,427
		Opencast	(000)	1,264	1,480
		Total	(000)	7,003	6,907
	Limpopo	Underground	(000)	487	-
		Opencast	(000)	14	-
		Total	(000)	501	-
	Lonmin Platinum	Underground	(000)	6,226	5,427
		Opencast	(000)	1,278	1,480
		Total	(000)	7,504	6,907
Tonnes mined	Marikana	Underground	(000)	5,793	5,405
		Opencast	(000)	996	1,244
		Total	(000)	6,789	6,649
	Limpopo	Underground	(000)	491	-
		Opencast	(000)	14	-
		Total	(000)	505	-
	Lonmin Platinum	**Underground**	**(000)**	**6,284**	**5,405**
		Opencast	**(000)**	**1,010**	**1,244**
		Total	**(000)**	**7,294**	**6,649**

*excluding slag

				Six months to 31 March 06	Six months to 31 March 05
Metals in concentrate	Marikana	Platinum	(oz)	474,961	446,989
(despatched)		Palladium	(oz)	219,213	193,334
		Rhodium	(oz)	71,244	62,235
		Total PGMs	(oz)	913,386	853,258
	Limpopo	Platinum	(oz)	26,866	-
		Palladium	(oz)	22,388	-
		Rhodium	(oz)	3,646	-
		Total PGMs	(oz)	63,966	-
	Lonmin Platinum	**Platinum**	**(oz)**	**501,827**	**446,989**
		Palladium	**(oz)**	**241,601**	**193,334**
		Rhodium	**(oz)**	**74,890**	**62,235**
		Total PGMs	**(oz)**	**977,352**	**853,258**

Metals in concentrate despatched are contained ounces in concentrate produced during the period by the mining operations and despatched to the Process Division.

Metallurgy

				Six months to 31 March 06	Six months to 31 March 05
Production	Marikana refined	Platinum	oz	332,803	366,781
		Palladium	oz	142,209	157,058
		Rhodium	oz	53,866	35,253
		Total PGMs	oz	628,668	666,303
	Marikana concentrate*	Platinum	oz	49,340	-
		Palladium	oz	21,595	-
		Rhodium	oz	6,177	-
		Total PGMs	oz	92,977	-
	Limpopo concentrate	Platinum	oz	23,548	-
		Palladium	oz	17,328	-
		Rhodium	oz	2,907	-
		Total PGMs	oz	51,417	-
	Lonmin Platinum	**Platinum**	**oz**	**405,691**	**366,781**
		Palladium	**oz**	**181,132**	**157,058**
		Rhodium	**oz**	**62,950**	**35,253**
		Total PGMs	**oz**	**773,062**	**666,303**

*Produced for sale as concentrate or toll refined.

Lonmin Group Metal Sales

				Six months to 31 March 06	Six months to 31 March 05
Sales	Lonmin Platinum	Platinum	oz	413,030	365,653
		Palladium	oz	192,505	152,725
		Rhodium	oz	65,639	39,330
		Total PGMs	oz	802,766	671,591

Prices

			Six months to 31 March 06	Six months to 31 March 05
Average price received per ounce	Platinum	R	6,100	5,000
		$	968	842
	Palladium	R	1,669	1,170
		$	266	196
	Rhodium	R	19,726	7,855
		$	3,142	1,320
Basket price of PGMs and base metals		$/kg	26,281	18,889

Exchange Rates

			Six months to 31 March 06	Six months to 31 March 05
Average exchange rate	Sterling	£/$	0.58	0.53
	SA Rand	R/$	6.29	5.94
Closing exchange rates	Sterling	£/$	0.58	0.53
	SA Rand	R/$	6.15	6.22

Lonmin's Interim Results will be announced on 4 May 2006.

Enquiries:
Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications